May 13, 2025

Anthony Maretic
Chief Financial Officer
City Office REIT, Inc.
666 Burrard Street, Suite 3210
Vancouver, BC
V6C 2X8

       Re: City Office REIT, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Form 8-K filed February 20, 2025
           File No. 001-36409
Dear Anthony Maretic:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Notes to Consolidated Financial Statements
13. Segment Information, page 77

1.     We note your statement that    Significant expenses that comprise
property operating
       expenses within NOI primarily include building common area and maintenance
       expenses, insurance, property taxes, property management fees, as well as certain
       expenses that are not recoverable from tenants.    Pleases tell us how
you determined it
       was unnecessary to quantify each of these significant expenses. In your response, please address your consideration of ASC 280-10-50-26A.
Form 8-K filed February 20, 2025
Exhibit 99.1
2025 Outlook, page 3

2. We note you provide Full Year 2025 Guidance for Net Operating Income ("NOI") and
 May 13, 2025
Page 2

       Same Store Cash NOI Change. Please tell us how you considered providing the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K. Please refer to
       Question 102.10(b) of the Division's Compliance and Disclosure Interpretations for
       Non-GAAP financial measures.
Reconciliation of Rental and Other Revenues to Same Store NOI and Same Store Cash NOI, page 10

3. We note your presentation of NOI, a non-GAAP measure, within your earnings release. It does not appear that you have included a reconciliation of this measure with the most directly comparable GAAP measure (i.e., net income). In future filings, please include a reconciliation of NOI that complies with Item 10(e)(1)(i)(B) of
       Regulation S-K, or advise. Further, your reconciliation should begin with the GAAP measure, so the non-GAAP measure does not receive undue prominence. Please refer to Question 102.10(b) of the Division's Compliance and Disclosure Interpretations for
       Non-GAAP financial measures.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction